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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PINNACOR INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

723487104

(Cusip Number)

MarketWatch.com, Inc.
825 Battery Street
San Francisco, CA 94111
Fax: (415) 392-1972
Attention: Douglas S. Appleton, Esq.

with a copy to:
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Fax: (415) 268-7522
Attention: Robert S. Townsend, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723487104			Page 2 of 10

1.	Name of Reporting Person: MarketWatch.com, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 11,087,998 shares of common stock (1)

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: 11,087,998 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,087,998 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 27.2% (2)

14.	Type of Reporting Person (See Instructions): CO

(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because MarketWatch.com, Inc. may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by MarketWatch.com, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 40,790,486 shares of Pinnacor Inc. common stock outstanding as of June 30, 2003.

CUSIP No. 723487104	Page 3 of 10

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to shares of the common stock, par value $0.01 per share (the “Shares”), of Pinnacor Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 601 West 26th Street 13th Floor, New York, NY 10001. The telephone number of the Company is (212) 691-7900.

Item 2. Identity and Background

(a)	The person filing this statement is MarketWatch.com, Inc. (“MarketWatch”), a Delaware corporation.

(b)	The address of the principal business and principal executive office for MarketWatch is 825 Battery Street, San Francisco, CA 94111.

(c)	The principal business of MarketWatch is publishing multimedia business news and information.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of MarketWatch, (ii) the residence or business address of each such person, (iii) the present principal occupation or employment, if any, of each such person, and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)(e)	Neither MarketWatch, nor, to the knowledge of MarketWatch, any person named on Schedule A hereto, (i) during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	To the knowledge of MarketWatch, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     As described in response to Item 4, the Shares to which this statement relates have not been purchased by MarketWatch. As an inducement for MarketWatch to enter into the Merger Agreement (as defined below) described in Item 4 and in consideration thereof, certain stockholders of the Company identified in Item 4 entered into Voting Agreements, each dated as of July 22, 2003, with respect to an aggregate of 11,087,998 Shares (each, a “Voting Agreement” and collectively, the “Voting Agreements”).

Item 4: Purpose of Transaction

     Merger Agreement

CUSIP No. 723487104	Page 4 of 10

On July 22, 2003, MarketWatch, the Company, NMP, Inc., a Delaware corporation (“Holdco”), Maple Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco (“Maple Merger Sub”), and Pine Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco (“Pine Merger Sub”), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Maple Merger Sub will be merged with and into MarketWatch with MarketWatch as the surviving corporation (the “Parent Merger”) and Pine Merger Sub will be merged with and into the Company with the Company as the surviving corporation (the “Company Merger” and, together with the Parent Merger, the “Mergers”). After the Mergers, each of MarketWatch and the Company will be wholly-owned subsidiaries of Holdco. At the effective time of the Mergers, each Share issued and outstanding immediately prior to the effective time shall be converted into the right to receive $2.42 in cash or 0.2659 shares of the common stock of Holdco or some combination thereof. The Mergers are subject to various conditions including, among other things, approval by the requisite vote of the stockholders of MarketWatch and the Company, the Securities and Exchange Commission shall have declared Holdco’s registration statement on Form S-4 effective and the shares of Holdco common stock to be issued in the Mergers shall have been authorized for listing on the Nasdaq National Market.

     Voting Agreements

     On July 22, 2003, MarketWatch and Holdco entered into Voting Agreements with each of General Atlantic Partners 69, L.P., GAP Coinvestment Partners II, L.P., GapStar, LLC, RRE Ventures II L.P., RRE Ventures Fund II L.P., Kevin Clark, David Hodgson, Kirk Loevner, David Obstler, James D. Robinson and William Staib (each, a “Company Stockholder”). The provisions of each Voting Agreement are identical except for the party names and the number of shares subject to such agreements. (3)

     The Voting Agreements provide that the respective Company Stockholder shall not, among other things:

•	transfer, sell, assign, give, exchange or pledge, or otherwise dispose of or encumber the Shares or any shares or securities of the capital stock of the Company purchased or acquired after the date of the Voting Agreement and prior to the Expiration Date (as defined below) (collectively, the “Securities”) prior to the Expiration Date;

•	deposit any of the Securities into a voting trust or enter into any other voting agreement or arrangement with respect to such Securities or grant any other proxy or power of attorney with respect thereto, in each case, in a manner that conflicts or may conflict with the Company Stockholder’s obligations under the Voting Agreement; or

•	enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any of the Securities, in each case, in a manner that conflicts or may conflict with the Company Stockholder’s obligations under the Voting Agreement.

     Prior to the Expiration Date, at every meeting of the stockholders of the Company called with respect to any of the following, and at every postponement or adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, the Company Stockholder agrees to vote his or its Securities and, to the extent applicable, cause holders of record of such Securities to vote:

CUSIP No. 723487104	Page 5 of 10

•	in favor of approval of the Merger Agreement, the Company Merger, the transactions contemplated thereby and any matter that could reasonably be expected to facilitate the Company Merger;

•	in favor of any alternative structure as may be agreed upon by MarketWatch, Holdco and the Company to effect the Company Merger; provided that such alternative structure is on terms in the aggregate no less favorable to the Company’s stockholders than the terms of the Company Merger set forth in the Merger Agreement; and

•	against the consummation of any alternative transaction (other than any alternative structure proposed in the second bullet point above).

     In connection with the Voting Agreements, each Company Stockholder also delivered to MarketWatch an irrevocable proxy with respect to his or its Shares subject to the Voting Agreement, allowing MarketWatch’s Chief Executive Officer, Chief Financial Officer and/or General Counsel, or their substitutes, to vote in favor of the matters set forth above. The irrevocable proxies will automatically terminate upon the valid termination of the Voting Agreements.

     The Voting Agreements terminate upon the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement), and (ii) the date on which the Merger Agreement is terminated in accordance with its terms (including any extensions to the Merger Agreement, as provided for therein) (the “Expiration Date”).

     The purpose of the Merger Agreement and the Voting Agreements is to consummate the Mergers pursuant to the terms of the Merger Agreement.

     References to, and descriptions of, the Merger Agreement and Voting Agreements in this Item 4 are qualified in their entirety by the Merger Agreement and the form of the Voting Agreement, which are filed as Exhibits to this Statement on Schedule 13D and which are incorporated herein in their entirety where such reference and descriptions appear.

     (3)  The Voting Agreement with General Atlantic Partners 69, L.P. relates to 5,835,624 Shares, the Voting Agreement with GAP Coinvestment Partners II, L.P. relates to 905,421 Shares, the Voting Agreement with GapStar, LLC relates to 449,403 Shares, the Voting Agreement with RRE Ventures II L.P. relates to 497,459 Shares, the Voting Agreement with RRE Ventures Fund II L.P. relates to 87,022 Shares, the Voting Agreement with Kevin Clark relates to 375,938 Shares, the Voting Agreement with David Hodgson relates to 5,000 Shares, the Voting Agreement with Kirk Loevner relates to 437,500 Shares, the Voting Agreement with David Obstler relates to 57,509 Shares, the Voting Agreement with James D. Robinson relates to 2,266,261 Shares and the Voting Agreement with William Staib relates to 170,861 Shares.

Item 5. Interest in Securities of the Issuer

(a)(b) Ownership of Shares of Pinnacor Inc.:

     The following information with respect to the ownership of the Shares by MarketWatch is provided as of the date of this Statement on Schedule 13D.

     Amount beneficially owned: See Row 11 of the cover page.

     Percent of class: See Row 13 of the cover page.

CUSIP No. 723487104	Page 6 of 10

     Number of Shares as to which each person has:

     (i)  Sole power to vote or to direct the vote: See Row 7 of the cover page.

     (ii)  Shared power to vote or to direct the vote: See Row 8 of the cover page.

     (iii)  Sole power to dispose or to direct the disposition of: See Row 9 of the cover page.

     (iv)  Shared power to dispose or to direct the disposition of: See Row 10 of the cover page.

     To the knowledge of MarketWatch, none of the individuals set forth on Schedule A attached hereto directly or indirectly beneficially own Shares of the Company.

     (c)  Describe recent transactions.

     Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, MarketWatch has not effected any transaction relating to the Shares during the past 60 days, and, to its knowledge, no other person named in Item 2 above or listed in Schedule A attached hereto, has effected any other transactions relating to the Shares during the past 60 days.

     (d)  Right to receive dividends.

     No person is known to MarketWatch to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Shares beneficially owned by MarketWatch on the date of this statement.

     (e)  Date the reporting person ceased to be the beneficial owner of more than 5% of the class of securities (if applicable).

     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement on Schedule 13D is hereby incorporated by this reference in this Item 6. To MarketWatch’s knowledge, except as otherwise described in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A attached hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement on Schedule 13D:

CUSIP No. 723487104	Page 7 of 10

1.	Agreement and Plan of Merger, dated as of July 22, 2003, by and among MarketWatch.com, Inc., Pinnacor Inc., NMP, Inc., Maple Merger Sub, Inc., and Pine Merger Sub, Inc. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by MarketWatch.com, Inc. on July 23, 2003).

2.	Form of Voting Agreement, dated as of July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc. and each Company Stockholder (incorporated by reference from Exhibit 99.3 to the Current Report on Form 8-K filed by MarketWatch.com, Inc. on July 23, 2003).

CUSIP No. 723487104	Page 8 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 31, 2003
By:	/s/ Douglas S. Appleton

Name:	Douglas S. Appleton
Title:	General Counsel and Secretary
MarketWatch.com, Inc.

CUSIP No. 723487104	Page 9 of 10

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
MARKETWATCH.COM, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of MarketWatch. The business address of each person set forth on this Schedule A is: c/o MarketWatch.com, 825 Battery Street, San Francisco, CA 94111.

Name of Executive Officer	Title and Present Principal Occupation

Larry S. Kramer	Chairman of the Board of Directors and Chief Executive Officer
Kathy Yates	President and Chief Operating Officer
Joan P. Platt	Chief Financial Officer
Jamie Thingelstad	Chief Technology Officer
Scott Kinney	Executive Vice President of Licensing
Douglas S. Appleton	General Counsel and Secretary
William Bishop	Executive Vice President and General Manager
Scot McLernon	Executive Vice President, Advertising Sales and Marketing
Dave Callaway	Editor-in-Chief

Name of Director	Title and Present Principal Occupation

Larry S. Kramer	Chairman of the Board of Directors and Chief Executive Officer
Andrew Heyward	President, CBS News, a division of CBS Broadcasting Inc.
Christie Hefner	Chairman and Chief Executive Officer, Playboy Enterprises, Inc.
Jeffrey F. Rayport	Chief Executive Officer, Marketspace LLC (a Monitor Group company)
Peter Glusker	Senior Vice President, Viacom Interactive Ventures, a division of Viacom Inc.
Philip Hoffman	Executive Vice President and Director of Corporate Finance, Pearson plc
Robert Lessin	Vice Chairman, Jefferies Group, Inc.
Russ Pillar	President, Viacom Digital Media Group, a division of Viacom Inc.

CUSIP No. 723487104	Page 10 of 10

EXHIBIT INDEX

Exhibit No.	Description

10.1	Agreement and Plan of Merger, dated as of July 22, 2003, by and among MarketWatch.com, Inc., Pinnacor Inc., NMP, Inc., Maple Merger Sub, Inc., and Pine Merger Sub, Inc. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by MarketWatch.com, Inc. on July 23, 2003)

10.2	Form of Voting Agreement, dated as of July 22, 2003, by and among NMP, Inc., MarketWatch.com, Inc. and each Company Stockholder (incorporated by reference from Exhibit 99.3 to the Current Report on Form 8-K filed by MarketWatch.com, Inc. on July 23, 2003)